SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)


                          FOG CUTTER CAPITAL GROUP INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    971892104
-------------------------------------------------------------------------------
                                 (CUSIP Number)


Andrew A. Wiederhorn                          Lawrence A. Mendelsohn
c/o Fog Cutter Capital Group Inc.             c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.                         1410 SW Jefferson St.
Portland, Oregon 97201                        Portland, Oregon 97201
(503) 721-6500                                (503) 721-6500
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                October 28, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].



     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 971892104                    13D                   Page 2 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              ANDREW A. WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0 (See Response to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                3,162,795 (See Response to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     365,000 (See Response to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,753,035 (See Response to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,162,795
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                29.22% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 3 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               TIFFANY WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     629,255 (See Response to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                2,533,540 (See Response to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     629,255 (See Response to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,488,780 (See Response to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,162,795
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                29.22%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 4 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     100,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     100,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                100,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.95% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 5 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM STARLIGHT INVESTMENTS, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     13,826

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.13% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 6 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             LAWRENCE A. MENDELSOHN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     175,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                25,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     200,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                200,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.87% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 7 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JOYCE MENDELSOHN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                17,158
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     17,158

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                17,158
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.16% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 8 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   MFLP, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                80,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     80,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                80,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.76% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 9 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                AIM CAPITAL, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                150,801
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     150,801

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                150,801
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.43% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                  Page 10 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                RPM CAPITAL, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                252,301
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     252,301

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                252,301
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.40% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                  Page 11 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               S&S INVESTORS, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    WASHINGTON
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                519,500
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     519,500

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                519,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.94% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE


     This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Schedule 13D originally filed on October 26, 2001, (the "Schedule 13D"), filed on behalf of a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consisting of Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., WM Starlight Investments, LLC, Lawrence A. Mendelsohn, Joyce Mendelsohn, MFLP, L.P., AIM Capital, LLC, RPM Capital, LLC and S&S Investors, LLC (each a "Reporting Person" and collectively, the "Reporting Persons").

     The Reporting Persons may be deemed to be acting together for purposes of acquiring, holding, voting or disposing of shares of Common Stock, par value $0.0001 per share, of Fog Cutter Capital Group Inc., within the meaning of
Section 13(d) of the Exchange Act and Rule 13d-5 promulgated thereunder. An Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons authorizing that this Amendment No. 1 be filed on behalf of each of them is annexed as Exhibit 1 to this Amendment No. 1.


ITEM 4. PURPOSE OF THE TRANSACTION.

     The purpose of this Amendment No.1 to the Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous
Schedule 13D. Item 4 is hereby amended to report the following information:

     On October 22, 2001, Mr. Wiederhorn notified the Issuer that he was nominating himself, Mr. Mendelsohn and three other individuals for election to the board of directors of the Issuer (the "Board of Directors") at the next annual meeting of the Issuer at which directors are elected.

     On October 28, 2001, Pat Terrell, one of the members of the Board of Directors, resigned. Also on October 28, 2001, following Mr. Terrell's resignation, the members of the Issuer's Board of Directors unanimously approved and adopted a series of resolutions to: (1) fill the two vacancies on the board resulting from resignations, (2) increase the size of the Board of Directors from five members to seven members, (3) fill one of the vacancies resulting from the increase in the size of the Board of Directors, and (4) nominate and submit to the Issuer's stockholders for election at the next annual meeting of the Issuer's stockholders the then-current directors of the Issuer (the "Current Directors"), namely:

               Andrew A. Wiederhorn
               Lawrence A. Mendelsohn
               Jordan Schnitzer
               Don H. Coleman
               David Dale-Johnson
               K. Kenneth Kotler


                              Page 12 of 16 Pages

     As a result of such changes to the Board of Directors, and subject to nomination and submission of the Current Directors to the stockholders, Mr. Wiederhorn withdrew his prior notice to nominate his slate of directors, all of whom are among the Current Directors.

     Other than as described above, or in the original Schedule 13D previously filed, none of the Reporting Persons has any present plans or proposals which would related to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer,
(d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

     Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Non-Statutory Stock Option Agreement dated September 30, 1999, the Issuer granted to Mr. Wiederhorn options to purchase 630,000 shares of Common Stock of the Issuer in consideration of Mr. Wiederhorn's services to the Issuer. As of September 30, 2001, 315,000 of these options were vested.

     Pursuant to the Non-Statutory Stock Option Agreement dated September 30, 1999, the Issuer granted to Mr. Mendelsohn options to purchase 350,000 shares of Common Stock of the Issuer in consideration of Mr. Mendelsohn's services to the Issuer. As of September 30, 2001, 175,000 of these options were vested.

     Except as described in this Amendment No. 1 and the exhibits hereto, and in the original Schedule 13D previously filed, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.


                              Page 13 of 16 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
    NO.                                DESCRIPTION
  -------                              -----------
     1. Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons.

     2. Non-Statutory Stock Option Agreement between the Issuer and Andrew A. Wiederhorn, dated September 30, 1999.

     3.   Non-Statutory Stock Option Agreement between the Issuer and Lawrence
          A. Mendelsohn, dated September 30, 1999.


                              Page 14 of 16 Pages

                        SIGNATURES AND POWER OF ATTORNEY

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.


November 1, 2001                       /S/ ANDREW WIEDERHORN
                                       ----------------------------------------
                                       Andrew Wiederhorn


November 1, 2001                       /S/ TIFFANY WIEDERHORN
                                       ----------------------------------------
                                       Tiffany Wiederhorn



November 1, 2001                       TTMM, L.P.

                                       By:    IVY CAPITAL PARTNERS,
                                              L.P., its general partner

                                       By:    WIEDERHORN FAMILY LIMITED
                                              PARTNERSHIP, its general partner

                                       By:    /S/ TIFFANY WIEDERHORN
                                              ---------------------------------
                                              Tiffany Wiederhorn,
                                              its General Partner



November 1, 2001                       WM STARLIGHT INVESTMENTS, LLC

                                       By:    /S/ TIFFANY WIEDERHORN
                                              ---------------------------------
                                              Tiffany Wiederhorn,
                                              its Managing Member


November 1, 2001                       /S/ LAWRENCE A. MENDELSOHN
                                       ----------------------------------------
                                       Lawrence A. Mendelsohn


November 1, 2001                       *
                                       ----------------------------------------
                                       Joyce Mendelsohn


                               Page 15 of 16 Pages

November 1, 2001                       MFLP, L.P.

                                       By:    /S/ LAWRENCE A. MENDELSOHN
                                              ---------------------------------
                                              Name:  Lawrence A. Mendelsohn
                                              Title: General Partner



November 1, 2001                       AIM CAPITAL, LLC

                                       By:    *
                                              ---------------------------------
                                              Name:  Joyce Mendelsohn
                                              Title: Managing Member



November 1, 2001                       RPM CAPITAL, LLC

                                       By:    *
                                              ---------------------------------
                                              Name:  Joyce Mendelsohn
                                              Title: Managing Member


November 1, 2001                       S&S INVESTORS, LLC

                                       By:    *
                                              ---------------------------------
                                              Name:  Eric Shuhandler
                                              Title: Managing Member



                                       * By:  /S/ LAWRENCE A. MENDELSOHN
                                              ---------------------------------
                                              Lawrence A. Mendelsohn
                                              Attorney-in-Fact


                               Page 16 of 16 Pages

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, Oregon 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, Oregon 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, Oregon 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, Oregon 97201

Lawrence A. Mendelsohn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, Oregon 97201

Joyce Mendelsohn
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

S&S Investors, LLC
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

MFLP, L.P.
Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

RPM Capital, LLC
Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

AIM Capital, LLC
Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

                                                                      EXHIBIT 1

                                  SCHEDULE 13D

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Fog Cutter Capital Group Inc., a Maryland corporation, and further agrees that this Agreement to File a Joint Statement on Schedule 13D be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Agreement to File a Joint Statement on Schedule 13D this 1st day of November 2001.


November 1, 2001                            /S/ ANDREW WIEDERHORN
                                            -----------------------------------
                                            Andrew Wiederhorn


November 1, 2001                            /S/ TIFFANY WIEDERHORN
                                            -----------------------------------
                                            Tiffany Wiederhorn



November 1, 2001                            TTMM, L.P.

                                            By:    IVY CAPITAL PARTNERS,
                                                   L.P., its general partner

                                            By:    WIEDERHORN FAMILY LIMITED
                                                   PARTNERSHIP, its
                                                   general partner

                                            By:    /S/ TIFFANY WIEDERHORN
                                                   -----------------------------
                                                   Tiffany Wiederhorn,
                                                   its General Partner



November 1, 2001                            WM STARLIGHT INVESTMENTS, LLC

                                            By:    /S/ TIFFANY WIEDERHORN
                                                   -----------------------------
                                                   Tiffany Wiederhorn,
                                                   its Managing Member

November 1, 2001                           /S/ LAWRENCE A. MENDELSOHN
                                           -------------------------------------
                                           Lawrence A. Mendelsohn
                                           Attorney-in-Fact

November 1, 2001                           *
                                           ------------------------------------
                                           Joyce Mendelsohn


November 1, 2001                           MFLP, L.P.

                                           By:    /S/ LAWRENCE A. MENDELSOHN
                                                  -----------------------------
                                                  Name:  Lawrence A. Mendelsohn
                                                  Title: General Partner



November 1, 2001                           AIM CAPITAL, LLC

                                           By:    *
                                                  -----------------------------
                                                  Name:  Joyce Mendelsohn
                                                  Title: Managing Member



November 1, 2001                           RPM CAPITAL, LLC

                                           By:    *
                                                  -----------------------------
                                                  Name:  Joyce Mendelsohn
                                                  Title: Managing Member


November 1, 2001                           S&S INVESTORS, LLC

                                           By:    *
                                                  -----------------------------
                                                  Name:   Eric Shuhandler
                                                  Title:  Managing Member



                                           * By:  /S/ LAWRENCE A. MENDELSOHN
                                                  -----------------------------
                                                  Lawrence A. Mendelsohn
                                                  Attorney-in-Fact

                                                                  EXHIBIT 2



                       WILSHIRE REAL ETATE INVESTMENT INC.
                      NON-STATUTORY STOCK OPTION AGREEMENT



I.   NOTICE OF GRANT

        Name:                  Andrew A. Wiederhorn

        Address                c/o  Wilshire Real Estate Investment, Inc.
                               1310 SW 17th Street
                               Portland, OR 97201

     Subject to the terms and conditions of the 1998 Stock Option Plan (the "Plan") of Wilshire Real Estate Investment, Inc. (the "Company") and this Agreement, the Company has granted you (the "Options") an option to purchase shares of the Company's Common Stock as follows:


        Grant Date                    September 30, 1999

        Total Number of Shares        630,000
           Subject to this Option

        Exercise Price per Share      $4.53

        Total Exercise Price          $2,853,900.00

        Type of Option                Non-Statutory (NSO)

        Expiration Date (if not       September 30, 2009
           terminated earlier)

II.  AGREEMENT

     1. GRANT OF OPTION. The Company has granted Optionee a stock option (the "Option") to purchase all or any portion of the number of shares of the Company's Common Stock set forth in the Notice of Grant on the first page of this Agreement (the "Option Shares"). The Option is subject to the terms and conditions set forth in this Agreement and in the Plan. The terms and conditions of the Plan are incorporated into this Agreement by reference. Optionee is receiving a copy of the Plan with this Agreement.

     2. EXERCISABILITY. This Option is not exercisable to any extent when granted. One-fourth (1/4) of the option shall vest and become exercisable on each anniversary of the Grant date.

     3. MANNER OF EXERCISE. In order to exercise the Option or any portion of the Option, Optionee must deliver a written notice of exercise to the Company accompanied by payment of the exercise price in cash or by check or by delivery of Company Common Stock owned by the Optionee for a period of at least six (6) months. No other means of exercise are permitted.

     4. EARLY TERMINATION OF OPTION. The presumptive expiration date of the Option is set forth in the Notice of Grant. However, this Section 4 explains circumstances under which the Option could expire earlier than that expiration date. If, for any reason other than the death or permanent and total disability or removal for cause, Optionee ceases to be a director of the Company, the Option shall terminate one year thereafter or on the expiration date of the option, whichever is earlier. If, due to death or permanent or total disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code, Optionee ceases to be a director of the Company, the Optionee shall terminate two years after the date of such death or disability or on the expiration date of the Option, whichever is earlier. If the Optionee ceases to be a director of the Company for Cause (as defined in the Plan), the Option shall terminate immediately and become null and void. Nothing in this Section 4 shall have the effect of accelerating the exercisability of the Option.

     5. ADJUSTMENTS. The Company shall adjust the number and kind of shares subject to the Option and exercise price of the Option under the circumstances specified in, and in accordance with, the Plan.

     6. NONASSIGNABILITY OF OPTION. The Option is not assignable or transferable by the Optionee except to the limited extent permitted by Section 10.1 of the Plan.

     7. RESTRICTIONS ON ISSUANCE OF OPTION SHARES.

     7.1 LEGALITY OF ISSUANCE. The Company shall not be obligated to sell any shares under the Option if, in the opinion of the Company or its counsel, the sale might constitute a violation by the Company of any law (including, without limitation, the Securities Act of 1933, as amended (the "Act") or any requirement of any applicable securities exchange or securities association.

     7.2 REGISTRATION OR QUALIFICATION OF SECURITIES. The Company may, but shall not be required to, register or qualify the grant of the Option or the sale of the Option Shares under the Act, any other law or any requirement of any applicable securities exchange or securities association.

     7.3 RESTRICTIONS ON TRANSFER. The Company may impose restrictions upon the sale, pledge or other transfer of Option Shares if, in the judgment of the Company or its counsel, such restrictions are necessary or desirable to comply with the provisions of the Act or any other law or any requirement of any applicable securities exchange or securities association. Stock certificates evidencing Option Shares will bear any restrictive legends by which the Company or its counsel deems necessary or advisable in order to comply with any such laws or requirement.

     7.4 REPRESENTATIONS AND WARRANTIES. If the Company or its counsel consider it necessary or advisable, the issuance of Option Shares may be conditioned upon Optionee's making certain representations and warranties to the Company.

     8. MISCELLANEOUS.

     8.1 ASSIGNMENT AND BINDING EFFECT. Subject to Section 6 of this Agreement, this Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, legal representatives and successors of Optionee.

     8.2 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland (regardless of the law that might otherwise govern under the applicable principles of conflict of laws).

     8.3 NOTICES. All notices and other communications under this Agreement shall be in writing. Unless and until Optionee is notified in writing to the contrary, all notices, communications and documents directed to the Company and related to this Agreement or the Option shall be delivered or mailed, first class postage prepaid, to the following address:

                      Wilshire Real Estate Investment, Inc.
                      1310 S.W. 17th Street
                      Portland, OR  97201
                      Attention:  Chris Tassos

Unless and until the Company is notified in writing to the contrary, all notices, communications and documents intended for Optionee and related to this Agreement or the Option shall be delivered or mailed, first class postage prepaid, to Optionee's last known address as shown on the Company's books. All mailings and deliveries related to this Agreement or the Option shall be deemed delivered upon delivery (if personally delivered) or three days after deposit in the U.S. mails (if mailed first class postage prepaid), in each such case directed or addressed in accordance with Section 8.3.

     8.4 TAX MATTERS. This Option is intended to be a nonstatutory stock option for income tax purposes. Among other consequences, that means that Optionee can expect to recognize income for income tax purposes when Optionee EXERCISES the Option and then be subject to withholding obligations payable in cash.

     8.5 COUNTERPARTS. This Agreement may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have signed this Agreement as of the date the Option was granted.

                                WILSHIRE REAL ESTATE INVESTMENT INC.



                                By:
                                     --------------------------------
                                Its:
                                     --------------------------------


                                OPTIONEE



                                -------------------------------------
                                Andrew A. Wiederhorn

                                                                   EXHIBIT 3



                      WILSHIRE REAL ESTATE INVESTMENT INC.
                      NON-STATUTORY STOCK OPTION AGREEMENT



I. NOTICE OF GRANT

        Name:                      Lawrence A. Mendelsohn

        Address                    c/o  Wilshire Real Estate Investment, Inc.
                                   1310 SW 17th Street
                                   Portland, OR 97201

     Subject to the terms and conditions of the 1998 Stock Option Plan (the "Plan") of Wilshire Real Estate Investment, Inc. (the "Company") and this Agreement, the Company has granted you (the "Options") an option to purchase shares of the Company's Common Stock as follows:



        Grant Date                    September 30, 1999
        Total Number of Shares        350,000
           Subject to this Option
        Exercise Price per Share      $4.53
        Total Exercise Price          $1,585,500.00
        Type of Option                Non-Statutory (NSO)
        Expiration Date (if not       September 30, 2009
           terminated earlier)

II. AGREEMENT

     1. GRANT OF OPTION. The Company has granted Optionee a stock option (the "Option") to purchase all or any portion of the number of shares of the Company's Common Stock set forth in the Notice of Grant on the first page of this Agreement (the "Option Shares"). The Option is subject to the terms and conditions set forth in this Agreement and in the Plan. The terms and conditions of the Plan are incorporated into this Agreement by reference. Optionee is receiving a copy of the Plan with this Agreement.

     2. EXERCISABILITY. This Option is not exercisable to any extent when granted. One-fourth (1/4) of the option shall vest and become exercisable on each anniversary of the Grant date.

     3. MANNER OF EXERCISE. In order to exercise the Option or any portion of the Option, Optionee must deliver a written notice of exercise to the Company accompanied by payment of the exercise price in cash or by check or by delivery of Company Common Stock owned by the Optionee for a period of at least six (6) months. No other means of exercise are permitted.

     4. EARLY TERMINATION OF OPTION. The presumptive expiration date of the Option is set forth in the Notice of Grant. However, this Section 4 explains circumstances under which the Option could expire earlier than that expiration date. If, for any reason other than the death or permanent and total disability or removal for cause, Optionee ceases to be a director of the Company, the Option shall terminate one year thereafter or on the expiration date of the option, whichever is earlier. If, due to death or permanent or total disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code, Optionee ceases to be a director of the Company, the Option shall terminate two years after the date of such death or disability or on the expiration date of the Option, whichever is earlier. If the Optionee ceases to be a director of the Company for Cause (as defined in the Plan), the Option shall terminate immediately and become null and void. Nothing in this Section 4 shall have the effect of accelerating the exercisability of the Option.

     5. ADJUSTMENTS. The Company shall adjust the number and kind of shares subject to the Option and exercise price of the Option under the circumstances specified in, and in accordance with, the Plan.

     6. NONASSIGNABILITY OF OPTION. The Option is not assignable or transferable by the Optionee except to the limited extent permitted by Section 10.1 of the Plan.

     7. RESTRICTIONS ON ISSUANCE OF OPTION SHARES.

     7.1 LEGALITY OF ISSUANCE. The Company shall not be obligated to sell any shares under the Option if, in the opinion of the Company or its counsel, the sale might constitute a violation by the Company of any law (including, without limitation, the Securities Act of 1933, as amended (the "Act") or any requirement of any applicable securities exchange or securities association.

     7.2 REGISTRATION OR QUALIFICATION OF SECURITIES. The Company may, but shall not be required to, register or qualify the grant of the Option or the sale of the Option Shares under the Act, any other law or any requirement of any applicable securities exchange or securities association.

     7.3 RESTRICTIONS ON TRANSFER. The Company may impose restrictions upon the sale, pledge or other transfer of Option Shares if, in the judgment of the Company or its counsel, such restrictions are necessary or desirable to comply with the provisions of the Act or any other law or any requirement of any applicable securities exchange or securities association. Stock certificates evidencing Option Shares will bear any restrictive legends by which the Company or its counsel deems necessary or advisable in order to comply with any such law or requirement.

     7.4 REPRESENTATIONS AND WARRANTIES. If the Company or its counsel consider it necessary or advisable, the issuance of Option Shares may be conditioned upon Optionee's making certain representations and warranties to the Company.

     8. MISCELLANEOUS.

     8.1 ASSIGNMENT AND BINDING EFFECT. Subject to Section 6 of this Agreement, this Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, legal representatives and successors of Optionee.

     8.2 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland (regardless of the law that might otherwise govern under the applicable Maryland principles of conflict of laws).

     8.3 NOTICES. All notices and other communications under this Agreement shall be in writing. Unless and until Optionee is notified in writing to the contrary, all notices, communications and documents directed to the Company and related to this Agreement or the Option shall be delivered or mailed, first class postage prepaid, to the following address:

                      Wilshire Real Estate Investment, Inc.
                      1310 S.W. 17th Street
                      Portland, OR  97201
                      Attention:  Chris Tassos

Unless and until the Company is notified in writing to the contrary, all notices, communications and documents intended for Optionee and related to this Agreement or the Option shall be delivered or mailed, first class postage prepaid, to Optionee's last known address as shown on the Company's books. All mailings and deliveries related to this Agreement or the Option shall be deemed delivered upon delivery (if personally delivered) or three days after deposit in the U.S. mails (if mailed first class postage prepaid), in each such case directed or addressed in accordance with Section 8.3.

     8.4 TAX MATTERS. This Option is intended to be a nonstatutory stock option for income tax purposes. Among other consequences, that means that Optionee can expect to recognize income for income tax purposes when Optionee EXERCISES the Option and then be subject to withholding obligations payable in cash.

     8.5 COUNTERPARTS. This Agreement may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have signed this Agreement as of the date the Option was granted.

                                WILSHIRE REAL ESTATE INVESTMENT INC.



                                By:
                                    ---------------------------------
                                Its:
                                    ---------------------------------

                                OPTIONEE



                                -------------------------------------
                                Lawrence A. Mendelsohn